June 15, 2011

Mr. Zev Wexler, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

RE: The Gabelli Dividend & Income Trust
        333-174285; 811-21423

Dear Mr. Wexler:

We have reviewed the registration statement on Form N-2 for the Gabelli Dividend and Income Trust (the "Fund"), filed with the Securities and Exchange Commission on May 17, 2011. We have the following comments:

Prospectus

Prospectus Summary

1. Under the heading, "The Offering" and elsewhere in the registration statement as appropriate, please clarify whether the Fund may issue auction rate preferred shares through this prospectus. The prospectus states that the auctions for the auction rate preferred shares have failed and holders of the Fund's auction rate preferred shares who wanted to sell their shares at par through the auction process have been unable to do so. Please clarify how long the auctions have failed (e.g., since February 2008). If the Fund issues auction rate preferred shares, a description of the significant liquidity risks for holders of auction rate preferred shares should also be prominently and clearly disclosed in the prospectus supplement.

2. Under the heading "Investment Objectives and Policies," please discuss the market capitalization range of the equity securities in which the Fund will invest. Also, please discuss any maturity parameters for investments in debt securities.

3. Under the heading "Investment Objectives and Policies," please discuss the Fund's investment policy of investing in companies located in emerging markets, if applicable. Please also include the related risk of investing in emerging markets, if applicable.

4. Under the heading "Dividends and Distributions," the disclosure for Preferred Stock Distributions states, "The amount treated as a tax-free return of capital will reduce a shareholder's adjusted tax basis in his or her preferred shares, thereby increasing the shareholder's potential gain or reducing his or her potential loss on the sale of the shares." This disclosure could be confusing to investors as it appears to state that a return of capital distribution is beneficial to the shareholder. Please revise this disclosure.

5. Many investors may not fully understand a return of capital. Please clarify in the prospectus that shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit. In addition, please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

6. Because the Fund has made significant return of capital distributions to its common shareholders over the past three years, under the heading "Tax Treatment of Share Distributions," please include return of capital as an expected distribution of the Fund.

7. Under the heading "Use of Proceeds," the disclosure states, "The Fund may also use net proceeds to redeem one or more of its Series A Preferred, Series B Preferred, Series C Preferred, Series D Preferred or Series E Preferred." If it is the Fund's intention to redeem its various series of preferred shares, please make that clear and include the amount that will be used for this purpose as well as the dividend rate of each series of its preferred shares. In addition, in the prospectus supplement, please include a discussion of redeeming each series of preferred shares under the heading "Use of Proceeds," as appropriate.

8. For the past three years, a significant portion of the Fund's distributions to common shareholders has consisted of return of capital. Will any of the proceeds from this offering be used to continue the Fund's managed distribution policy? If so, please discuss in the section under the heading "Use of Proceeds."

9. Under the heading "Risk Factors and Special Considerations," there is disclosure concerning derivative transactions. However, there was no discussion on the use of derivatives in the disclosure under the heading "Investment Objectives and Policies." Please ensure that the disclosure accurately describes the Fund's use of derivatives and their risks. In connection with this, please consider the Division of Investment Management's observations on derivatives-related disclosure in the

letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

10. Under the heading, "Leverage Risk," the disclosure states, "[T]he Fund would pay (and the holders of common shares will bear) all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares, including any additional advisory fees on the incremental assets attributable to such preferred shares." Because notes are also part of this offering, please disclose that the holders of the common shares will bear all costs and expenses relating to the issuance and ongoing maintenance of notes.

11. In the "Management and Fees" section, the prospectus states, "[T]he Investment Adviser has agreed to reduce the management fee on the incremental assets attributable to the currently outstanding series of preferred shares during the fiscal year if the total return of the net asset value of the common shares, including distributions and management fee subject to reduction for that year, does not exceed the stated dividend rate or corresponding swap rate of each particular series of preferred shares for the period." Please clarify whether this waiver agreement is voluntary or contractual and disclose under what conditions this waiver agreement may be cancelled. Please state whether or not this agreement will apply to any issued preferred shares from this offering. In addition, please file any waiver agreement as an exhibit.

Summary of Fund Expenses

12. Please remove the line item "Total annual fund operating expenses and dividends on preferred stock" from the fee table.

13. The numbers in the fee table do not agree with the Financial Highlights. Please explain the difference.

14. Please review the calculation for the expense example. Using the numbers provided in the fee table, the expenses for the one-, three-, five-, and ten-year periods do not agree to the numbers provided.

GENERAL

15. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

16. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

17. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

18. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, please furnish a letter acknowledging that
    - Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    - The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    - The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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If you have any questions about these comments, please call me at 202-551-6957.

Sincerely,

Laura E. Hatch
Staff Accountant